Exhibit 1

ASX

Release

28 OCTOBER 2019

WESTPAC ACKNOWLEDGES FINANCIAL PRODUCT ADVICE RULING

Westpac acknowledges today’s judgment by the Full Federal Court in relation to the provision of financial product advice, in which the Court allowed ASIC’s appeal and dismissed Westpac’s cross-appeal.

This decision relates to a test case brought by ASIC against Westpac Securities Administration Limited and BT Funds Management Limited in relation to calls to 15 customers concerning the rollover of their superannuation accounts. In these proceedings, ASIC alleged that Westpac had provided “personal advice” and in doing so had breached certain provisions of the Corporations Act.

Westpac is carefully considering the judgment.

For further information:

David Lording	Andrew Bowden
Media Relations	Investor Relations
0419 683 411	02 8253 4008